Exhibit 17.1

June 29, 2009

SN Strategies Corp.
1077 Balboa Avenue
Laguna Beach, CA 92651

Attn: Board of Directors

I, Eric Kennedy, hereby tender and submit my resignation as a director of SN Strategies Corp., a Nevada corporation (“Company”); such resignation to be effective on this 29th day of June 2009. Such resignation is not the result of any disagreement with the policies, practices or procedures of the Company.

Sincerely,

/s/ Eric Kennedy
Eric Kennedy